                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             Information to be Included in Statements Filed Pursuant
                 to Rules 13d-1(a) and Amendments thereto Filed
                            Pursuant to Rule 13d-2(a)

                                (Amendment No. )*

                         WORLDPORT COMMUNICATIONS, INC.

          ------------------------------------------------------------
                                (Name of issuer)


                    Common Stock, par value $0.0001 per share

          ------------------------------------------------------------
                         (Title of class of securities)

                                  98155 J 10 5
                     ---------------------------------------
                                 (CUSIP number)

                                    COPY TO:
                                  R. G. Barrett
                      J O Hambro Capital Management Limited
                                   Ryder Court
                                 14 Ryder Street
                            London SW1Y 6QB, England
                               011-44-207-747-5640

--------------------------------------------------------------------------------
  (Name, Address and Telephone Number of Person Authorized to Receive Notices
                               and Communications)

                                  April 5, 2002

          -------------------------------------------------------------
            (Dates of Events which Require Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [X].

          Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 38 Pages)
------------------------

         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

-----------------------------                             ----------------------
CUSIP No.  98155J105                                      Page 2 of 38 Pages
-----------------------------                             ----------------------


                                  SCHEDULE 13D

--------------------------------------------------------------------------------
1.  NAME OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
    J O Hambro Capital Management Limited
    No IRS Identification Number
--------------------------------------------------------------------------------
2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a)   [_]
                                                                 (b)   [X]
--------------------------------------------------------------------------------
3.  SEC USE ONLY

--------------------------------------------------------------------------------
4.  SOURCE OF FUNDS
    WC

--------------------------------------------------------------------------------
5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEM 2(d) or 2(e)                                                       [_]

--------------------------------------------------------------------------------
6.  CITIZENSHIP OR PLACE OF ORGANIZATION
    England

--------------------------------------------------------------------------------
                            7.     SOLE VOTING POWER
NUMBER OF                          0
SHARES                      ----------------------------------------------------
BENEFICIALLY                8.     SHARED VOTING POWER
OWNED BY                            7,637,819
EACH                        ----------------------------------------------------
REPORTING                   9.     SOLE DISPOSITIVE POWER
PERSON                             0
WITH                       ----------------------------------------------------
                            10.    SHARED DISPOSITIVE POWER
                                   7,637,819
--------------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    7,637,819
-------------------------------------------------------------------------------
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES        [_]
    CERTAIN SHARES*
--------------------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
    20.0%
--------------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON *
    IA, CO
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

---------------------------                          ---------------------------
 CUSIP No.  98155J105                                   Page 3 of 38 Pages
---------------------------                          ---------------------------


                                  SCHEDULE 13D

--------------------------------------------------------------------------------
1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
     J O Hambro Capital Management Group Limited
     No IRS Identification Number
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a)   [_]
                                                                     (b)   [X]
--------------------------------------------------------------------------------
3.   SEC USE ONLY

--------------------------------------------------------------------------------
4.   SOURCE OF FUNDS
     WC

--------------------------------------------------------------------------------
5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEM 2(d) or 2(e)                                                    [_]

--------------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION
     England

--------------------------------------------------------------------------------
                            7.     SOLE VOTING POWER
NUMBER OF                          0
SHARES                      ----------------------------------------------------
BENEFICIALLY
OWNED BY                    8.     SHARED VOTING POWER
EACH                               7,637,819
REPORTING                   ----------------------------------------------------
PERSON                      9.     SOLE DISPOSITIVE POWER
WITH                               0
                            ----------------------------------------------------
                            10.    SHARED DISPOSITIVE POWER
                                   7,637,819
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     7,637,819
--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES        [_]
     CERTAIN SHARES*
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
     20.0%
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON*
     HC, CO
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------------------                --------------------------------
CUSIP No. 98155J105                             Page 4 of 38 Pages
--------------------------------                --------------------------------


                                  SCHEDULE 13D

--------------------------------------------------------------------------------
1.    NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
      American Opportunity Trust plc
      No IRS Identification Number
--------------------------------------------------------------------------------
2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a)   [_]
                                                                   (b)   [X]
--------------------------------------------------------------------------------
3.    SEC USE ONLY

--------------------------------------------------------------------------------
4.    SOURCE OF FUNDS
      WC

--------------------------------------------------------------------------------
5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEM 2(d) or 2(e)                                                     [_]

--------------------------------------------------------------------------------
6.    CITIZENSHIP OR PLACE OF ORGANIZATION
      England

--------------------------------------------------------------------------------
                            7.     SOLE VOTING POWER
NUMBER OF                          0
SHARES                     -----------------------------------------------------
BENEFICIALLY                8.     SHARED VOTING POWER
OWNED BY                           1,225,000
EACH                       -----------------------------------------------------
REPORTING                   9.     SOLE DISPOSITIVE POWER
PERSON                             0
WITH                       -----------------------------------------------------
                            10.    SHARED DISPOSITIVE POWER
                                   1,225,000
--------------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    1,225,000
--------------------------------------------------------------------------------
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES        [_]
    CERTAIN SHARES*
--------------------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
    3.2%
--------------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON*
    IV, CO
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

---------------------                                      ---------------------
CUSIP No. 98155J105                                        Page 5 of 38 Pages
---------------------                                      ---------------------


                                    SCHEDULE 13D

--------------------------------------------------------------------------------
1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
     Christopher Harwood Bernard Mills
     No IRS Identification Number
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a)   [_]
                                                                    (b)   [X]
--------------------------------------------------------------------------------
3.   SEC USE ONLY

--------------------------------------------------------------------------------
4.   SOURCE OF FUNDS
     WC

--------------------------------------------------------------------------------
5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEM 2(d) or 2(e)                                                     [_]

--------------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION
     England

--------------------------------------------------------------------------------
                            7.     SOLE VOTING POWER
NUMBER OF                          0
SHARES                      ----------------------------------------------------
BENEFICIALLY                8.     SHARED VOTING POWER
OWNED BY                           7,637,819
EACH                        ----------------------------------------------------
REPORTING                   9.     SOLE DISPOSITIVE POWER
PERSON                             0
WITH                        ----------------------------------------------------
                            10.    SHARED DISPOSITIVE POWER
                                   7,637,819
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     7,637,819
--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES        [_]
     CERTAIN SHARES*
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
     20.0%
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON*
     IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

------------------------                                  ----------------------
CUSIP No. 98155J105                                       Page 6 of 38 Pages
------------------------                                  ----------------------


                                  SCHEDULE 13D

--------------------------------------------------------------------------------
1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
     The Trident North Atlantic Fund
     No IRS Identification Number
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a)   [_]
                                                                (b)   [X]
--------------------------------------------------------------------------------
3.   SEC USE ONLY

--------------------------------------------------------------------------------
4.   SOURCE OF FUNDS
     WC

--------------------------------------------------------------------------------
5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEM 2(d) or 2(e)                                                    [_]

--------------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION
     Cayman Islands

--------------------------------------------------------------------------------
                            7.     SOLE VOTING POWER
NUMBER OF                          0
SHARES                      ----------------------------------------------------
BENEFICIALLY                8.     SHARED VOTING POWER
OWNED BY                           1,067,500
EACH                        ----------------------------------------------------
REPORTING                   9.     SOLE DISPOSITIVE POWER
PERSON                             0
WITH                        ----------------------------------------------------
                            10.    SHARED DISPOSITIVE POWER
                                   1,067,500
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     1,067,500
--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES        [_]
     CERTAIN SHARES*
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
     2.8%
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON*
     IV. CO
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------------------                --------------------------------
CUSIP No. 98155J105                             Page 7 of 38 Pages
--------------------------------                --------------------------------


                                  SCHEDULE 13D

--------------------------------------------------------------------------------
1.    NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
      The Trident Europeon Fund
      No IRS Identification Number
--------------------------------------------------------------------------------
2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a)   [_]
                                                                   (b)   [X]
--------------------------------------------------------------------------------
3.    SEC USE ONLY

--------------------------------------------------------------------------------
4.    SOURCE OF FUNDS
      WC

--------------------------------------------------------------------------------
5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEM 2(d) or 2(e)                                                     [_]

--------------------------------------------------------------------------------
6.    CITIZENSHIP OR PLACE OF ORGANIZATION
      Cayman Islands

--------------------------------------------------------------------------------
                            7.     SOLE VOTING POWER
NUMBER OF                          0
SHARES                     -----------------------------------------------------
BENEFICIALLY                8.     SHARED VOTING POWER
OWNED BY                           1,051,500
EACH                       -----------------------------------------------------
REPORTING                   9.     SOLE DISPOSITIVE POWER
PERSON                             0
WITH                       -----------------------------------------------------
                            10.    SHARED DISPOSITIVE POWER
                                   1,051,500
--------------------------------------------------------------------------------
11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      1,051,500
--------------------------------------------------------------------------------
12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES        [_]
      CERTAIN SHARES*
--------------------------------------------------------------------------------
13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
      2.8%
--------------------------------------------------------------------------------
14.   TYPE OF REPORTING PERSON*
      IV,CO
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------------------                --------------------------------
CUSIP No. 98155J105                             Page 8 of 38 Pages
--------------------------------                --------------------------------


                                  SCHEDULE 13D

--------------------------------------------------------------------------------
1.    NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
      Oryx International Growth Fund Limited
      No IRS Identification Number
--------------------------------------------------------------------------------
2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a)   [_]
                                                                   (b)   [X]
--------------------------------------------------------------------------------
3.    SEC USE ONLY

--------------------------------------------------------------------------------
4.    SOURCE OF FUNDS
      WC

--------------------------------------------------------------------------------
5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEM 2(d) or 2(e)                                                     [_]

--------------------------------------------------------------------------------
6.    CITIZENSHIP OR PLACE OF ORGANIZATION
      Guernsey (Channel Islands)

--------------------------------------------------------------------------------
                            7.     SOLE VOTING POWER
NUMBER OF                          0
SHARES                     -----------------------------------------------------
BENEFICIALLY                8.     SHARED VOTING POWER
OWNED BY                           625,000
EACH                       -----------------------------------------------------
REPORTING                   9.     SOLE DISPOSITIVE POWER
PERSON                             0
WITH                       -----------------------------------------------------
                            10.    SHARED DISPOSITIVE POWER
                                   625,000
--------------------------------------------------------------------------------
11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      625,000
--------------------------------------------------------------------------------
12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES        [_]
      CERTAIN SHARES*
--------------------------------------------------------------------------------
13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
      1.6%
--------------------------------------------------------------------------------
14.   TYPE OF REPORTING PERSON*
      IV,CO
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------------------                --------------------------------
CUSIP No. 98155J105                             Page 9 of 38 Pages
--------------------------------                --------------------------------


                                  SCHEDULE 13D

--------------------------------------------------------------------------------
1.    NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
      Consulta (Channel Islands) Limited
      No IRS Identification Number
--------------------------------------------------------------------------------
2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a)   [_]
                                                                   (b)   [X]
--------------------------------------------------------------------------------
3.    SEC USE ONLY

--------------------------------------------------------------------------------
4.    SOURCE OF FUNDS
      WC

--------------------------------------------------------------------------------
5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEM 2(d) or 2(e)                                                     [_]

--------------------------------------------------------------------------------
6.    CITIZENSHIP OR PLACE OF ORGANIZATION
      Guernsey (Channel Islands)

--------------------------------------------------------------------------------
                            7.     SOLE VOTING POWER
NUMBER OF                          0
SHARES                     -----------------------------------------------------
BENEFICIALLY                8.     SHARED VOTING POWER
OWNED BY                           625,000
EACH                       -----------------------------------------------------
REPORTING                   9.     SOLE DISPOSITIVE POWER
PERSON                             0
WITH                       -----------------------------------------------------
                            10.    SHARED DISPOSITIVE POWER
                                   625,000
--------------------------------------------------------------------------------
11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      625,000
--------------------------------------------------------------------------------
12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES        [_]
      CERTAIN SHARES*
--------------------------------------------------------------------------------
13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
      1.6%
--------------------------------------------------------------------------------
14.   TYPE OF REPORTING PERSON*
      IA, CO
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-----------------------                                  -----------------------
CUSIP No. 98155J105                                      Page 10 of 38 Pages
-----------------------                                  -----------------------


                                  SCHEDULE 13D

--------------------------------------------------------------------------------
1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
     North Atlantic Smaller Companies Investment Trust plc
     No IRS Identification Number
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a)   [_]
                                                                 (b)   [X]
--------------------------------------------------------------------------------
3.   SEC USE ONLY

--------------------------------------------------------------------------------
4.   SOURCE OF FUNDS
     WC

-------------------------------------------------------------------------------
5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEM 2(d) or 2(e)
                                                      [_]
--------------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION
     England

--------------------------------------------------------------------------------
                            7.     SOLE VOTING POWER
NUMBER OF                          0
SHARES                      ----------------------------------------------------
BENEFICIALLY                8.     SHARED VOTING POWER
OWNED BY                           1,600,000
EACH                        ----------------------------------------------------
REPORTING                   9.     SOLE DISPOSITIVE POWER
PERSON                             0
WITH                        ----------------------------------------------------
                            10.    SHARED DISPOSITIVE POWER
                                   1,600,000
-------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     1,600,000
---------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES        [_]
     CERTAIN SHARES*
---------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
     4.2%
---------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON*
     CO
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                    ----------------------
CUSIP No. 98155J105                                       Page 11 of 38 Pages
----------------------                                    ----------------------


                                  SCHEDULE 13D

--------------------------------------------------------------------------------
1.    NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
      Growth Financial Services Limited
      No IRS Identification Number
--------------------------------------------------------------------------------
2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a)   [_]
                                                                (b)   [X]
--------------------------------------------------------------------------------
3.    SEC USE ONLY

--------------------------------------------------------------------------------
4.    SOURCE OF FUNDS
      WC

--------------------------------------------------------------------------------
5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEM 2(d) or 2(e)
                                                     [_]
--------------------------------------------------------------------------------
6.    CITIZENSHIP OR PLACE OF ORGANIZATION
      England

--------------------------------------------------------------------------------
                            7.     SOLE VOTING POWER
NUMBER OF                          0
SHARES                      ----------------------------------------------------
BENEFICIALLY                8.     SHARED VOTING POWER
OWNED BY                           1,600,000
EACH                        ----------------------------------------------------
REPORTING                   9.     SOLE DISPOSITIVE POWER
PERSON                             0
WITH                        ----------------------------------------------------
                            10.    SHARED DISPOSITIVE POWER
                                   1,600,000
--------------------------------------------------------------------------------
11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      1,600,000
----------------------------------------------------------------------------
12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES        [_]
      CERTAIN SHARES*
----------------------------------------------------------------------------
13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
      4.2%
----------------------------------------------------------------------------
14.   TYPE OF REPORTING PERSON*
      CO
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                            STATEMENT ON SCHEDULE 13D
                            -------------------------

     This statement on Schedule 13D (the "Statement") is filed on behalf of the Filing Parties (defined below). This Statement amends the statement on Schedule 13G filed by certain of the Filing Parties with the Securities and Exchange Commission (the "SEC") on February 14, 2002 pursuant to a joint filing agreement dated as of October 20, 2000. The Filing Parties first filed with the SEC a statement on Schedule 13G with respect to the common stock, par value $0.0001 per share of Worldport Communications, Inc. on May 26, 2000. The initial statement was subsequently amended on June 13, 2000, August 24, 2000, October 20, 2000 and June 14, 2001.

Item 1. Security Issuer.

     The class of equity securities to which this Statement on Schedule 13D relates is the common stock, par value $0.0001 per share (the "Common Stock") of Worldport Communications, Inc., a Delaware corporation (the "Company"). The principal executive offices of the Company are located at 975 Weiland Road, Suite 150, Buffalo Grove, Illinois 60089.

Item 2. Identity and Background.

     2 (a-c,f).

     I.   Filing Parties:
          --------------

     This Statement is filed on behalf of the following ten persons, who are collectively referred to as the "Filing Parties":

1. J O Hambro Capital Management Group Limited ("J O Hambro Group"), formerly named J O Hambro Capital Management (Holdings) Limited, is a corporation organized under the laws of England with its principal office and business at Ryder Court, 14 Ryder Street, London SW1Y 6QB England. J O Hambro Group functions as the ultimate holding company for J O Hambro Capital Management Limited.

2. J O Hambro Capital Management Limited ("J O Hambro Capital Management"), formerly named J O Hambro & Partners Limited, is a corporation organized under the laws of England with its principal office and business at Ryder Court, 14 Ryder Street, London SW1Y 6QB England. J O Hambro Capital Management is principally engaged in the business of investment management and advising. It serves as co-investment adviser to NASCIT and American Opportunity Trust and as investment adviser to Oryx, The Trident North Atlantic Fund and The Trident European Fund, as well as to private clients.

                               Page 12 of 38 Pages

3. Christopher Harwood Bernard Mills is a British citizen whose business address is Ryder Court, 14 Ryder Street, London SW1Y 6QB England. His principal employment includes service as executive director of NASCIT and American Opportunity Trust, as a director of J O Hambro Capital Management, The Trident North Atlantic Fund, and Oryx, and as co-investment adviser to NASCIT and American Opportunity Trust.

4. Growth Financial Services Limited ("GFS"), formerly named Growth Investment Management Limited, is a corporation organized under the laws of England with its principal office at 77 Middle Street, Brockham, Surrey RH3 7HL England and with its principal business at Ryder Court, 14 Ryder Street, London SW1Y 6QB England. GFS has undertaken to provide the services of Christopher Mills to NASCIT.

5. North Atlantic Smaller Companies Investment Trust plc ("NASCIT"), formerly named Consolidated Venture Trust plc, is a corporation organized under the laws of England with its principal office and business at Ryder Court, 14 Ryder Street, London SW1Y 6QB England. NASCIT is a publicly-held investment trust company. Christopher Harwood Bernard Mills and J O Hambro Capital Management serve as co-investment advisers to NASCIT.

6. American Opportunity Trust plc ("American Opportunity Trust"), formerly named Leveraged Opportunity Trust plc, is a corporation organized under the laws of England with its principal office and business at Ryder Court, 14 Ryder Street, London SW1Y 6QB England. American Opportunity Trust is a publicly-held investment trust company. Christopher Harwood Bernard Mills and J O Hambro Capital Management serve as co-investment advisers to American Opportunity Trust.

7. Oryx International Growth Fund Limited ("Oryx") is a corporation organized under the laws of the Island of Guernsey with its principal office and business at Bermuda House, St. Julian's Avenue, St. Peter Port, Guernsey. Oryx is a closed-end investment company. J O Hambro Capital Management serves as investment adviser to Oryx and Consulta serves as investment manager to Oryx.

8. Consulta (Channel Islands) Limited ("Consulta") is a corporation organized under the laws of the Island of Guernsey with its principal office and business at Bermuda House, St. Julian's Avenue, St. Peter Port, Guernsey. Consulta is principally engaged in the business of investment management and advising and serving as investment manager of Oryx.

9. The Trident North Atlantic Fund ("Trident North Atlantic") is an open-ended investment company incorporated in the Cayman Islands with its principal office and business at

                               Page 13 of 38 Pages

     P. O. Box 309, Ugland House, George Town, Grand Cayman, Cayman Islands. Trident North Atlantic is a publicly-held regulated mutual fund. Christopher Harwood Bernard Mills serves as a director of Trident North Atlantic and J O Hambro Capital Management serves as an investment adviser to Trident North Atlantic.


10. The Trident European Fund ("Trident European") is an open-ended investment company incorporated in the Cayman Islands with its principal office and business at P.O. Box 309 Ugland House, George Town, Grand Cayman, Cayman Islands. Trident European is a publicly-held regulated mutual fund.

II.  Control Relationships:
     ---------------------

     J O Hambro Capital Management is a wholly-owned subsidiary of J O Hambro Capital Management Group Limited.

     Christopher Mills owns 99% of the equity of GFS, and serves as a director of J O Hambro Capital Management, Trident North Atlantic Fund, and Oryx, and as executive director of NASCIT and American Opportunity Trust.

III. Executive Officers and Directors:
     --------------------------------

     In accordance with the provisions of General Instruction C to Schedule 13D, information concerning the executive officers and directors of the Filing Parties is included in Schedule A hereto and is incorporated by reference herein.

     (d) Criminal Proceedings
         --------------------

     During the last five years, neither the Filing Parties (or a controlling entity thereof) nor any executive officer or director of any of the Filing Parties (or a controlling entity thereof) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) Civil Securities Law Proceedings
         --------------------------------

     During the last five years, neither the Filing Parties (or a controlling entity thereof) nor any executive officer or director of any of the Filing Parties (or a controlling entity thereof) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

     The Filing Parties used their working capital funds to purchase the shares of Common Stock of the Company (the "Shares") to which this Statement relates.

                               Page 14 of 38 Pages

     The amount of funds used to date to acquire the Shares is approximately $21,266,030 (exclusive of brokerage fees and commissions).

Item 4. Purpose of Transaction.

     The Filing Parties have no present plans or proposals which relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

     (a)-(b) The aggregate number and percentage of the outstanding Common Stock of the Company beneficially owned (i) by each of the Filing Parties, and (ii) to the knowledge of the Filing Parties, by each other person who may be deemed to be a member of the Group, is as follows:



                                                                        Number of
                                                         Number of       Shares:
                                           Number of      Shares:        Sole or
                              Aggregate     Shares:       Shared         Shared
                              Number of    Sole Power    Power to       Power to     Approximate
     Filing Party              Shares       to Vote        Vote         Dispose      Percentage*
--------------------------------------------------------------------------------------------------
J O Hambro Group              7,637,819       0          7,637,819     7,637,819        20.0%

J O Hambro
Capital Management            7,637,819       0          7,637,819     7,637,819        20.0%

Christopher H.B. Mills        7,637,819       0          7,637,819     7,637,819        20.0%

American Opportunity
Trust                         1,225,000       0          1,225,000     1,225,000        3.2%

GFS                           1,600,000       0          1,600,000     1,600,000        4.2%

NASCIT                        1,600,000       0          1,600,000     1,600,000        4.2%

Oryx                            625,000       0            625,000       625,000        1.6%

Consulta                        625,000       0            625,000       625,000        1.6%

Trident North Atlantic        1,067,500       0          1,067,500     1,067,500        2.8%

Trident European              1,051,500       0          1,051,500     1,051,500        2.8%
--------------------------------------------------------------------------------------------------

                               Page 15 of 38 Pages

--------------------------------------------------------------------------------
         * Based on 38,087,252 shares of Common Stock, par value $0.0001 per share, outstanding as of December 31, 2001, which is based on information reported in the Company's Annual Report on Form 10K, for the period ended December 31, 2001.

         (c) In the 60 days prior to the date of the filing of this Statement, the Filing Parties effected no transactions in Common Stock other than those set forth in the following table:

        Worldport Communications, Inc.       Trades in 60 days prior to filing

                                                             Price
     Filing Party                 Date    No. of Shares      (US$)       Broker

American Opportunity Trust      3/04/02      10,000          0.41       Wachovia

American Opportunity Trust      3/13/02      15,000          0.43       Wachovia

American Opportunity Trust      3/28/02     195,000          0.43       Wachovia

American Opportunity Trust      4/01/02      20,000          0.43       Wachovia

American Opportunity Trust      4/02/02      10,000          0.43       Wachovia

NASCIT                          4/02/02     200,000          0.40       Wachovia

NASCIT                          4/03/02      44,000          0.40       Wachovia

J O Hambro Capital              4/05/02      75,000          0.40       Wachovia
Management (on behalf of
its private clients)

         All of the above transactions were effected on the open market and were purchases.

         (d) The private clients of J O Hambro Capital Management have an economic interest in the dividends from, and the proceeds of sales of, Common Stock beneficially owned by J O Hambro Capital Management. The shareholders of NASCIT and American Opportunity Trust have an economic interest in the dividends from, and the proceeds of sales of, Common Stock beneficially owned by NASCIT and American Opportunity Trust, respectively.

                               Page 16 of 38 Pages

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     As co-investment advisers to NASCIT, Christopher Harwood Bernard Mills and J O Hambro Capital Management share the right to transfer and vote the shares of Common Stock of the Company pursuant to an agreement entered into among NASCIT, GFS and Christopher Mills and an agreement entered into between NASCIT and J O Hambro Capital Management, each dated as of January 7, 1993, respectively.

     As co-investment advisers to American Opportunity Trust, Christopher Harwood Bernard Mills and J O Hambro Capital Management share the right to transfer and vote the shares of Common Stock of the Company pursuant to an agreement dated as of January 7, 1993 between American Opportunity Trust and J O Hambro Capital Management.

Item 7. Material to be Filed as Exhibits.

Previously Filed.

                               Page 17 of 38 Pages

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  April 12, 2002


                                        J O HAMBRO CAPITAL MANAGEMENT LIMITED



                                        By:         /s/ R. G. Barrett
                                            ------------------------------------
                                             Name:  R.G. Barrett
                                             Title: Director
                                             Executed on behalf of the parties
                                             hereto pursuant to the Joint Filing
                                             Agreement, as previously filed.

                               Page 18 of 38 Pages

                                   Schedule A

The following table sets forth certain information concerning each of the directors and executive officers of J O Hambro Capital Management Group Limited ("J O Hambro Group") as of the date hereof.


Name:                          James Daryl Hambro
                               (Chairman)

Citizenship:                   British


Business Address:              J O Hambro Capital Management Limited
                               Ryder Court
                               14 Ryder Street
                               London SW1Y 6QB
                               England

Principal Occupation:          Chairman, J O Hambro Capital Management

Name:                          Christopher Harwood Bernard Mills
                               (Director)

Citizenship:                   British


Business Address:              J O Hambro Capital Management Limited
                               Ryder Court
                               14 Ryder Street
                               London SW1Y 6QB
                               England

Principal Occupation:          Executive Director, NASCIT
                               Executive Director, American Opportunity Trust
                               Director, J O Hambro Capital Management

Name:                          Nichola Pease
                               (Director and Chief Executive)

Citizenship:                   British


Business Address:              J O Hambro Capital Management Limited
                               Ryder Court
                               14 Ryder Street
                               London SW1Y 6QB
                               England

Principal Occupation:          Director and Chief Executive, J O Hambro Capital

                              Page 19 of 38 Pages

                                        Management


Name:                                   Basil Postan
                                        (Director)

Citizenship:                            British


Business Address:                       J O Hambro Capital Management Limited
                                        Ryder Court
                                        14 Ryder Street
                                        London SW1Y 6QB
                                        England

Principal Occupation:                   Director, J O Hambro Capital Management

Name:                                   Malcolm Robert King
                                        (Director)

Citizenship:                            British


Business Address:                       J O Hambro Capital Management Limited
                                        Ryder Court
                                        14 Ryder Street
                                        London SW1Y 6QB
                                        England

Principal Occupation:                   Director, J O Hambro Capital Management

Name:                                   Graham Warner
                                        (Director)

Citizenship:                            British


Business Address:                       J O Hambro Capital Management Limited
                                        Ryder Court
                                        14 Ryder Street
                                        London SW1Y 6QB
                                        England

Principal Occupation:                   Director, J O Hambro Capital Management

Name:                                   Robert George Barrett
                                        (Director)

                              Page 20 of 38 Pages

Citizenship:                             British


Business Address:                        J O Hambro Capital Management Limited
                                         Ryder Court
                                         14 Ryder Street
                                         London SW1Y 6QB
                                         England

Principal Occupation:                    Director, J O Hambro Capital Management

Name:                                    Nicholas James Measham

Citizenship:                             British


Business Address:                        J O Hambro Capital Management Limited
                                         Ryder Court
                                         14 Ryder Street
                                         London SW1Y 6QB
                                         England

Principal Occupation:                    Director, J O Hambro Capital Management

                               Page 21 of 38 Pages

The following table sets forth certain information concerning each of the directors and executive officers of J O Hambro Capital Management Limited ("J O Hambro Capital Management") as of the date hereof.



Name:                               James Daryl Hambro
                                    (Managing Director)

Citizenship:                        British


Business Address:                   J O Hambro Capital Management Limited
                                    Ryder Court
                                    14 Ryder Street
                                    London SW1Y 6QB
                                    England

Principal Occupation:               Managing Director, J O Hambro Capital
                                    Management


Name:                               Christopher Harwood Bernard Mills
                                    (Director)

Citizenship:                        British



Business Address:                   J O Hambro Capital Management Limited
                                    Ryder Court
                                    14 Ryder Street
                                    London SW1Y 6QB
                                    England

Principal Occupation:               Executive Director, NASCIT
                                    Executive Director, American Opportunity
                                    Trust
                                    Director, J O Hambro Capital Management

                               Page 22 of 38 Pages

Name:                                  Malcolm Robert King
                                       (Director)

Citizenship:                           British


Business Address:                      J O Hambro Capital Management Limited
                                       Ryder Court
                                       14 Ryder Street
                                       London SW1Y 6QB
                                       England

Principal Occupation:                  Director, J O Hambro Capital Management



Name:                                  Nichola Pease
                                       (Director)

Citizenship:                           British


Business Address:                      J O Hambro Capital Management Limited
                                       Ryder Court
                                       14 Ryder Street
                                       London SW1Y 6QB
                                       England

Principal Occupation:                  Director and Chief Executive, J O Hambro
                                       Capital Management


Name:                                  Basil Postan
                                       (Director)

Citizenship:                           British


Business Address:                      J O Hambro Capital Management Limited
                                       Ryder Court
                                       14 Ryder Street
                                       London SW1Y 6QB
                                       England

Principal Occupation:                  Director, J O Hambro Capital Management

                              Page 23 of 38 Pages

Name:                                    Robert George Barrett
                                         (Director)

Citizenship:                             British


Business Address:                        J O Hambro Capital Management Limited
                                         Ryder Court
                                         14 Ryder Street
                                         London SW1Y 6QB
                                         England

Principal Occupation:                    Director, J O Hambro Capital Management


Name:                                    Nicholas James Measham


Citizenship:                             British

Business Address:                        J O Hambro Capital Management Limited
                                         Ryder Court
                                         14 Ryder Street
                                         London SW1Y 6QB
                                         England

Principal Occupation:                    Director, J O Hambro Capital Management

                               Page 24 of 38 Pages

The following table sets forth certain information concerning each of the directors and executive officers of North Atlantic Smaller Companies Investment Trust plc ("NASCIT") as of the date hereof.


Name:                                Christopher Harwood Bernard Mills
                                     (Executive Director)

Citizenship:                         British


Business Address:                    North Atlantic Smaller Companies Investment
                                     Trust plc
                                     Ryder Court
                                     14 Ryder Street
                                     London SW1Y 6QB
                                     England


Principal Occupation:                Executive Director, NASCIT
                                     Executive Director, American Opportunity
                                     Trust plc
                                     Director, J O Hambro Capital Management

Name:                                Enrique Foster Gittes
                                     (Chairman)

Citizenship:                         USA

Residence:                           4 East 82nd Street
                                     New York, New York 10028
                                     USA


Principal Occupation:                Director, NASCIT

Name:                                Brian Roger Adams

Citizenship:                         British


Residence:                           Hill House
                                     Church Lane
                                     Debden, NR. Saffron Walden
                                     Essex CB11 3LD

Principal Occupation                 Director, NASCIT

                              Page 25 of 38 Pages

Name:                                     The Hon. Peregrine D E M Moncreiffe
                                          (Director)

Citizenship:                              British


Business Address:                         Easter Moncreiffe
                                          Bridge of Earn
                                          Perthshire
                                          Scotland
                                          PH2 8 QA


Principal Occupation:                     Non-executive director




Name:                                     Kristian Siem


Citizenship:                              Norwegian

Business Address:                         4/th/ Floor
                                          10 Stratton Street
                                          London
                                          W1J 8DA


Principal Occupation:                     Chairman, Aston Financial Limited

                               Page 26 of 38 Pages

The following table sets forth certain information concerning each of the directors and executive officers of Growth Financial Services Limited ("GFS") as of the date hereof.


Name:                                 Christopher Harwood Bernard Mills/1/
                                      (Director)

Citizenship:                          British


Business Address:                     Ryder Court
                                      14 Ryder Street
                                      London SW1Y 6QB
                                      England

Principal Occupation:                 Executive Director, NASCIT
                                      Executive Director, American Opportunity
                                      Trust
                                      Director, J O Hambro Capital Management

Name:                                 Ivan Alexander Shenkman
                                      (Director)

Citizenship:                          British


Residence:                            34 Royal Crescent, London W11
                                      England

Principal Occupation:                 Consultant





________________________________
    1  GFS is controlled by Christopher Mills who owns 99% of the share capital.

                               Page 27 of 38 Pages

The following table sets forth certain information concerning each of the directors and executive officers of American Opportunity Trust plc ("American Opportunity Trust") as of the date hereof.


Name:                                  R. Alexander Hammond-Chambers
                                       (Chairman)

Citizenship:                           British


Business Address:                      29 Rutland Square
                                       Edinburgh
                                       EH1 2BW

Principal Occupation:                  Non-executive director


Name:                                  Christopher Harwood Bernard Mills

Citizenship:                           British

Business Address:                      Ryder Court
                                       14 Ryder Street
                                       London SW1Y 6QB
                                       England

Principal Occupation:                  Executive Director, American Opportunity
                                       Trust
                                       Executive Director, NASCIT
                                       Director, J O Hambro Capital Management

Name:                                  John Gildea
                                       (Director)

Citizenship:                           USA

Business Address:                      Gildea Management Company/2/
                                       115 East Putnam Avenue
                                       3rd Floor
                                       Greenwich, Connecticut 06830

Principal Occupation:                  President, Gildea Management Company


Name:                                  The Hon. James J. Nelson




_____________________________
    2 Gildea Management Company is principally engaged in the investment management business.

                               Page 28 of 38 Pages

                                       (Director)

Citizenship:                           British


Business Address:                      Foreign & Colonial Ventures/3/
                                       4th Floor
                                       Berkeley Square House
                                       Berkeley Square
                                       London W1X 5PA
                                       England

Principal Occupation:                  Director, Foreign & Colonial Ventures

Name:                                  Iain Tulloch
                                       (Director)

Citizenship:                           British


Business Address:                      Murray Johnstone Ltd./4/
                                       7 West Nile Street
                                       Glasgow G2 2PX
                                       Scotland

Principal Occupation:                  Director, Murray Johnstone Ltd.

Name:                                  Philip Ehrman
                                       (Director)

Citizenship:                           British


Business Address:                      Gartmore Investment Management Ltd./5/
                                       Gartmore House
                                       16-18 Monument Street
                                       London EC3R 8AJ
                                       England

Principal Occupation:                  Investment Manager, Gartmore Investment
                                       Management Ltd.

-----------------------

      3 Foreign & Colonial Ventures is principally engaged in the investment management business.

      4 Murray Johnstone Ltd. is principally engaged in the investment management business.

      5 Gartmore Investment Management Limited is principally engaged in the investment management business.

                               Page 29 of 38 Pages

The following table sets forth certain information concerning each of the directors and executive officers of Oryx International Growth Fund Limited ("Oryx") as of the date hereof.


Name:                                       Nigel Kenneth Cayzer
                                            (Chairman)

Citizenship:                                British

Business Address:                           Kinpurnie Estate
                                            Smiddy Road
                                            Newtyle
                                            Perthshire
                                            PH12 8TB


Principal Occupation:                       Non-executive director

Name:                                       His Excellency Salim Hassan Macki
                                            (Director)

Citizenship:                                Omani

Business Address:                           P.O. Box 4160
                                            Postal Code 112
                                            Ruwi
                                            Sultanate of Oman

Principal Occupation:                       Non-executive director


Name:                                       Patrick John McAfee
                                            (Director)

Citizenship:                                British

Business Address:                           Deutche, Morgan Grenfell/6/
                                            4 Eagle Valley
                                            Power Court
                                            Ennis Kerry County
                                            Wicklow
                                            Ireland

-----------------------

      6  Deutche, Morgan Grenfell is a merchant bank.


                               Page 30 of 38 Pages

Principal Occupation:            Company Director


Name:                            Christopher Harwood Bernard Mills
                                 (Director)

Citizenship:                     British

Business Address:                Ryder Court
                                 14 Ryder Street
                                 London SW1Y 6QB
                                 England

Principal Occupation:            Executive Director, NASCIT
                                 Executive Director, American Opportunity Trust
                                 Director, J O Hambro & Capital Management
                                 Director, Oryx

Name:                            Harald Lungershausen
                                 (Director)

Citizenship:                     German

Business Address:                Seestrasse 240
                                 P.O. Box 0802
                                 Kilchberg
                                 Zurich
                                 Switzerland

Principal Occupation:            Company Director


Name:                            Mohamed Hassan Ghurlam Habib
                                 (Director)

Citizenship:                     Omani

Business Address:                Oman National Insurance Company/7/
                                 PO Box 2254
                                 Postal Code 112
                                 Ruwi
                                 Sultanate of Oman

Principal Occupation:            Chief Executive, Oman National Insurance

-----------------------

      7 Oman National Insurance Company is principally engaged in the insurance business.

                               Page 31 of 38 Pages

                                       Company, SAOG

Name:                                  Rupert Arthur Rees Evans
                                       (Director)

Citizenship:                           British

Business Address:                      Ozannes/8/
                                       PO Box 186
                                       1 Le Marchant Street
                                       St. Peter Port
                                       Guernsey
                                       Channel Islands

Principal Occupation:                  Guernsey Advocate
                                       Partner, Ozanne van Leuven Perrot & Evans

Name:                                  Hussan Al Nowais

Citizenship:                           United Arab Emirates

Business Address:                      Emirate Holdings
                                       P.O. Box 984
                                       Abu Dhabi
                                       United Arab Emirates

Principal Occupation:                  Chairman and Managing Director, Emirate
                                       Holdings

-----------------------

      8  Ozannes is a law firm.

                               Page 32 of 38 Pages

The following table sets forth certain information concerning each of the directors and executive officers of Consulta (Channel Islands) Limited ("Consulta") as of the date hereof.


Name:                             Gary Michael Brass
                                  (Director)

Citizenship:                      British

Business Address:                 20 St. James's Street
                                  London SW1A 1ES
                                  England

Principal Occupation:             Managing Director, Consulta

Name:                             Jeremy Caplan
                                  (Director)

Citizenship:                      British

Business Address:                 1 Britannia Place
                                  Bath Street
                                  St. Helier
                                  Jersey

Principal Occupation:             English Solicitor


Name:                             Barry Carroll
                                  (Director)

Citizenship:                      British

Business Address:                 Management International (Guernsey) Limited/9/
                                  Bermuda House
                                  St. Julian's Avenue
                                  St. Peter Port
                                  Guernsey

Principal Occupation:             Managing Director
                                  Management International (Guernsey) Limited

------------------------

      9 Management International (Guernsey) Limited is principally engaged in the investment management business.

                               Page 33 of 38 Pages

Name:                             Rupert Arthur Rees Evans
                                  (Director)

Citizenship:                      British

Business Address:                 P.O. Box 186
                                  1 Le Marchant Street
                                  St. Peter Port
                                  Guernsey

Principal Occupation:             Guernsey Advocate
                                  Partner, Ozanne van Leuven
                                  Perrot & Evans

                               Page 34 of 38 Pages

The following table sets forth certain information concerning each of the directors and executive officers of Consulta Limited, the parent of Consulta (Channel Islands) Limited.


Name:                             Harald Alejandro Lamotte
                                  (Director)

Citizenship:                      British

Business Address:                 20 St. James's Street
                                  London SW1A 1ES
                                  England

Principal Occupation:             Investment Fund Manager,
                                  Consulta Limited

Name:                             Gary Michael Brass
                                  (Director)

Citizenship:                      British

Business Address:                 20 St. James's Street
                                  London SW1A 1ES
                                  England

Principal Occupation:             Investment Fund Manager,
                                  Consulta Limited

Name:                             Paul David Ashburner Nix
                                  (Director)

Citizenship:                      British

Business Address:                 20 St. James's Street
                                  London SW1A 1ES

Principal Occupation:             Investment Fund Manager
                                  Consulta Limited

                               Page 35 of 38 Pages

The following table sets forth certain information concerning each of the directors and executive officers of The Trident North Atlantic Fund ("Trident North Atlantic") as of the date hereof.


Name:                             Niamh Meenan
                                  (Director)

Citizenship:                      Irish

Business Address:                 RSM Robson Rhodes
                                  Fitzwilton House
                                  Wilton Place
                                  Dublin 2

Principal Occupation:             Senior Manager, RSM Robson Rhodes

Name:                             Christopher Harwood Bernard Mills
                                  (Director)

Citizenship:                      British

Business Address:                 J O Hambro Capital Management Limited
                                  Ryder Court
                                  14 Ryder Street
                                  London SW1Y 6QB
                                  England

Principal Occupation:             Executive Director, NASCIT
                                  Executive Director, American Opportunity Trust
                                  Director, J O Hambro Capital Management

Name:                             David Sargison
                                  (Director)

Citizenship:                      British

Business Address:                 Caledonian Bank & Trust Limited
                                  Caledonian House
                                  George Town, Grand Cayman
                                  Cayman Islands


Principal Occupation:             Managing Director, Caledonian Bank & Trust
                                  Limited

                               Page 36 of 38 Pages

The following sets forth certain information concerning each of the directors and executive officers of The Trident European Fund ("Trident European") as of the date hereof.

Name:                             Basil Postan

Citizenship:                      British

Business Address:                 J O Hambro Capital Management Limited
                                  Ryder Court
                                  14 Ryder Street
                                  London SW1Y 6QB
                                  England

Principal Occupation:             Director, J O Hambro Capital Management

Name:                             Raymond O'Neill

Citizenship:                      Irish

Business Address:                 RSM Robson Rhodes
                                  Fitzwilton House
                                  Wilton Place
                                  Dublin 2

Principal Occupation:             Partner, RSM Robson Rhodes

Name:                             David Sargison

Citizenship:                      British

Business Address:                 Caledonian Bank and Trust
                                  George Town
                                  Grand Cayman
                                  Cayman Islands

Principal Occupation:             Trust Officer

Name:                             John Gildea

Citzenship:                       USA

Business Address:                 Gildea Management Company
                                  PO Box 98
                                  New Canaan
                                  Connecticut  06840

                               Page 37 of 38 Pages

                                  USA

Principal Occupation:             Investment Management

                               Page 38 of 38 Pages